Exhibit 99(d)(3)

Domenico De Sole

President and Chief Executive Officer

To:	Scholefield Goodman B.V. Attn: Patrice Marteau
From:	Domenico De Sole
Date:	December 9, 2003
Re:	Commitment to purchase Treasury Shares

            This letter is to confirm in writing the commitment made under conditions that are described hereafter to purchase the Gucci Group N.V. (Gucci) shares presently held by Gucci.

This commitment is based on the following considerations and conditions.

1.	Gucci has repurchased, and holds, 2,989,346 shares in its own capital (the Treasury Shares) with the specific purpose to meet its obligations to deliver shares to selected employees under its stock option plan (the Plan, the options granted under the Plan are hereafter referred to as the Options.).

2.	PPR has granted to shareholders of Gucci the right to put their shares to PPR at $101.50 per share payable by the end of April 2004 (the Put Date), reduced to $85.52 per share by reason of the Euro 13.50 return of capital on October 2, 2003, SGBV, a wholly owned subsidiary of PPR, currently holds approximately 67.7% of Gucci’s outstanding shares.

3.	Pursuant to French accounting rules, a deemed gain or loss on the re-issuance of Treasury Shares (i.e., calculated as the difference between the strike price of the Option and the cost of the repurchased Treasury Share) could, in certain instances, result in variations to PPR’s income statement.

4.	A majority of Gucci’s Independent directors (all Independent Directors present and voting) at the supervisory board meeting of 18 September 2003 resolved to take steps to avoid that any negative consequences be incurred by PPR as a result of the re-issue of Treasury Shares for purposes of meeting Gucci’s obligations under the Plan, provided Gucci can avoid exposure to Netherlands tax (as described hereafter under 5(a)-5(c)).

5(a)	Gucci has been advised by its Netherlands tax advisor that if (i) the Treasury Shares would no longer be held to meet its obligations under the stock option plan, and (ii) the Treasury Shares would not be sold within a period of three months after this objective is no longer pursued, this would have serious adverse Netherlands tax consequences. In order to avoid exposure to such tax, Gucci has taken steps to ensure that (i) to the

1
Gucci Group N.V.
Rembrandt Tower, Amstalplein 1, 1098 HA Amsterdam, The Netherlands
Tel: +31 (0)20 462 1700 Fax: +31 (0)20 455 3589
Trade Register in Amsterdam 32223151 VAT number NL 808853289BD1 extent possible, the Treasury Shares continue to be held with the specific purpose to meets its obligations under the Plan, and that (ii) if such objective can no longer be pursued, Gucci is provided the opportunity to sell the Treasury Shares within the aforementioned three months period.

5(b)	The number of Options that will only become exercisable after the Put Date exceeds the number of Treasury Shares that Gucci presently holds. Therefore, the aforementioned objective to hold the shares to meet Gucci’s obligations under the Plan can be met if Gucci holds the Treasury Shares with the specific purpose to meet its obligations pursuant to these Options. In view of this, Gucci’s board of supervisory directors resolved on 18 September 2003 that the Treasury Shares will from that date on be held by Gucci with the specific purpose to meet its obligations pursuant to Options that will be exercisable after the Put Date and that obligations pursuant to Options that will be exercised prior to such date will be satisfied through the issuance of new shares.

5(c)	Since after the Put Date there may not be public trading in Gucci shares, the same resolution is conditioned on PPR (or a wholly owned subsidiary of PPR, such as SGBV) agreeing to purchase the Treasury Shares for a purchase price that equals the shares’ fair market value if these are no longer held by the Company with the aforementioned specific purpose. This would be the case if the Company were de-listed following the Put. In this case, all Options, including the Options that are exercisable after the Put Date would be converted in stock appreciation rights and no Options would exist to be served by the Treasury Shares.

5(d)	Gucci agrees that it shall promptly inform PPR and SGBV in writing if and when it no longer holds the Treasury Shares for the specific purpose as described above.

5(e)	Taking into account the foregoing, SGBV hereby agrees that, within three months after the Treasury Shares are no longer held for the specific purpose as described above and it is necessary for Gucci to sell the shares, SGBV shall purchase the Treasury Shares for a purchase price that equals the shares’ fair market value, such fair market value to be determined using the formula applied to determine Exercise Date Value under options issued after September 10, 2001 (without reducing EBITA to reflect the cost of the stock appreciation rights), provided however that, if the fair market value exceeds the Put Price, SGBV will pay only the Put Price for the Treasury Shares, unless the Authority Financial Markets authorizes the payment of the greater fair market value, in which case SGBV will pay the greater fair market value for the Treasury Shares.

6.	This agreement, which confirms the undertaking of 18 September 2003, is effective the 1st of November 2003 subject to review by the Dutch Authority for the Regulation of the Stock Exchange Market and the due execution by the parties.

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Gucci Group N.V.
Rembrandt Tower, Amstalplein 1, 1098 HA Amsterdam, The Netherlands
Tel: +31 (0)20 462 1700 Fax: +31 (0)20 455 3589
Trade Register in Amsterdam 32223151 VAT number NL 808853289BD1

            If you agree that the foregoing correctly reflects SGBV’s commitment, please send a confirmation hereof in writing to my attention.

            Sincerely,

AGREED

/s/ Domenico De Sole Gucci Group N.V. By: Domenico De Sole	/s/ Patrice Marteau ---------------------------- Scholefield Goodman B.V. By: Patrice Marteau

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Gucci Group N.V.
Rembrandt Tower, Amstalplein 1, 1098 HA Amsterdam, The Netherlands
Tel: +31 (0)20 462 1700 Fax: +31 (0)20 455 3589
Trade Register in Amsterdam 32223151 VAT number NL 808853289BD1